UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 9, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 9th, 2021

DATE, TIME AND PLACE: February 9th, 2021, at 12.30 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo and Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mr. Agostino Nuzzolo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee (“CESG”); (4) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2020, and to resolve on their submission to the Annual Shareholders’ Meeting of the Company; (5) To analyze the Management’s Proposal for the allocation of the results related to the year of 2020 and the dividend distribution by the Company, for submission to the Annual Shareholders’ Meeting of the Company; (6) Presentation on the network expansion plan for 2021/2023, and authorization for execution of agreements for the acquisition of goods and services; (7) To resolve on the proposal to use deferred income tax and social contribution on profit (ICVM nº 371); (8) To resolve on the update of the Company’s Organizational Model; and (9) To resolve on the Company’s Board of Directors’ Work Plan for 2021.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 9th, 2021

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on February 8th, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on February 8th and 9th, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on February 8th, 2021, as per Mr. Nicandro Durante’s report, Chairman of the CESG.

(4) Analyzed the Management’s Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2020, based on the information provided by the Company’s Management and on the material presented. The Board members considered the favorable opinion of: (i) the Fiscal Council; (ii) the CAE; and (iii) Ernst & Young Auditores Independentes S/S (“EY”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company and its subsidiary’s financial and equity position. The Board members, as it follows, approved the submission of the Management’s Report and the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2020, to the Company’s Annual and Extraordinary Shareholders’ Meeting, to be convened. The members of the Board congratulated the Company’s management for the results obtained throughout the year of 2020.

(5) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2020 and the dividend distribution by the Company, based on the material presented and on the Fiscal Council’s and the CAE’s favorable opinions, and approved its submission to the Company’s Annual and Extraordinary Shareholders’ Meeting, to be convened.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 9th, 2021

(6) After the presentation made by Messrs. Pietro Labriola, Diretor Presidente (Chief Executive Officer) and Leonardo de Carvalho Capdeville, Chief Technology Information Officer, the Board members analyzed and discussed the terms and conditions of the Company’s network expansion plan for the fiscal years of 2021/2023, and authorized the execution of agreements for the acquisition of goods and services, in the total amount up to R$1,850,000,000.00 (one billion, eight hundred and fifty million Reais), without minimum financial commitment, all in accordance with the terms and conditions described in the material which is filed at the Company’s head office.

(7) Approved the technical study on the accounting of the deferred tax assets, Income Tax and Social Contribution on Net Income of the Company, after EY’s opinion and the Fiscal Council’s and the CAE’s assessment, all in accordance with the material presented.

(8) Approved the update of the Organizational Model for purposes of the Anti-corruption Law (Law no. 12.846/2013), pursuant to the recommendation of the CAE and CCR, and in accordance with the material presented.

(9) Approved the Company’s Board of Directors’ Work Plan for the year of 2021.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 9th, 2021.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 9, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer